 Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Place of Incorporation

QinHong Capital Group Limited	Hong Kong
Chengdu Xiyuan Supply Chain Management Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation

Sichuan QinHong Technology Co., Ltd.	PRC
Sichuan QinHong Enterprise Management Co., Ltd.	PRC